October 5, 2005

Confidential

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.   20549

Fax:

(202) 772-9220

Attention:

Jonathan Duersch, Division of Corporation Finance

Re:

Wealth Minerals Ltd. (the “Company”)

Forms 20-F and 20-F/A for Year Ended November 30, 2004

Filed May 31, 2005 and July 6, 2005

File No. 0-26636

Dear Sirs:

Thank you for your letter of September 9, 2005, and your comments concerning the above mentioned filings. In the following paragraphs, we will respond to those comments in the order raised therein. Please note that attached is a draft revised copy of each of the filings which reflects any changes made as a result of your comments. To the extent possible, all areas of amended text are underlined to facilitate your review, and revised page numbers are referred to.

Form 20-F

Liquidity & Capital Resources, page 24

1.

Page 23 of the revised document has been changed to agree with the financial statements appearing in Form 20-F/A.

Form 20-F/A

Auditors’ Report

2., 3.

Sadovnick Telford + Skov have provided a revised audit report which addresses your comments. Please refer to the attached revised 20-F/A.

Note 5, Mineral Properties, page 12

4.

Your comment requests that note 5 to the financial statements be expanded to clarify the then (filing date) current status of the work expenditure and property payment obligations concerning the Amata Project in Southern Peru. These financial statements were completed, and the related audit report issued, on March 10, 2005. On March 30, 2005, the Company announced certain management changes (resignation of the President), and on May 20, 2005, further announced a change in the direction of its exploration activities.

This change in exploration focus included terminating any further involvement in this project and any obligation relating thereto, including exploration expenditures and property payments otherwise due in June 2005. These facts were disclosed on Form 20-F, page 18, amended to provide absolute clarity with respect to this matter. It is the Company’s position that the events giving rise to the termination of its interest in the Amata Project occurred subsequent to the completion (and issuance) of its November 30, 2004 financial statements, which should therefore remain unchanged. The filing of the 20-F did occur after the above developments, and we believe the impact of those decisions are now adequately reflected therein (page 18), and further, that the tabular presentation of contractual obligations (page 24) should also remain unchanged as there are no remaining obligations relating to Amata.

Engineering Comments

Stage of Development, page 10

5.

We have inserted (pages 10 and 11) additional text provided by our certified independent geologist, Mr. James M. Dawson, P. Eng., which addresses the “exploration process”.

General Exploration and Mining Risks, page 9

6.

Your comment concerns a possible additional risk factor about the examination of “the property” not being examined by a professional geologist / mining engineer, we believe, must refer to the Mackenzie Project. We advise that the property was in fact examined by James Dawson, and have inserted additional text to clarify this matter.

7.

The requested disclosure was added on page 9, first paragraph.

Capital Expenditures, page 9

8.

The Company does not disclose  “reserves” as defined by Industry Guide 7, therefore, the terms “develop”, “development” and “production” have been removed and replaced throughout the document, to the extent possible where those references might have given the impression that the Company had progressed beyond the “exploration stage”.

Business Overview, page 13

9.

We have inserted a reference to our “qualified person” on page 14, and provided the appropriate consent as Exhibit 4.7.

Location and Introduction, pages 14 and 18

10.

Your comment relates to two projects, the BET, Nevada claims, and the Mackenzie Project in British Columbia. As discussed with Mr. Ken Schuler of your staff, the Company’s previous disclosure concerning the BET, Nevada claims occupied approximately 4 pages of detailed text in the 20-F filing, therefore likely giving the reader the impression that the Company placed significant value, or potential value, on this property. This is not the case. The Company has no plans to do any work on these claims, and may not renew them in the ordinary course of events. Therefore, as agreed, the disclosure concerning BET, Nevada, was significantly reduced in the attached revised document (20-F, page 15), and an additional comment inserted under “present and future exploration activities” clarifying our position.

On pages 16 and 17, we have inserted new disclosure concerning the Mackenzie Project prepared by Mr. James Dawson, to more closely comply with the requirements of Industry Guide 7.

11.

We have inserted the required maps in the document showing the location and access to the property (Exhibit 4.8).

Location and Introduction, pages 15 and 18

12.

References to other mines and mineral properties have been removed.

Acknowledgement

We hereby acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the above mentioned filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information, together with the attached draft revised filing documents, adequately responds to the comments in your September 9, 2005 letter. Nonetheless, should you have any further questions, or additional comments, please contact the undersigned at your earliest convenience.

Yours truly,

s  // M. W. Kinley //

Michael W. Kinley,

Chief Financial Officer

Direct :

Tel: (604) 434-5256

Fax: (604) 434-5488

email: (winslowassoc@shaw.ca)

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com